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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                SCHEDULE 14D-1/A
                                (Amendment No. 3)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                       and
                                 SCHEDULE 13D/A
                                (Amendment No. 3)
                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                              --------------------
                              CADE INDUSTRIES, INC.
                            (Name of Subject Company)
                               SPHERE CORPORATION
                          a wholly owned subsidiary of
                         UNITED TECHNOLOGIES CORPORATION
                                    (Bidders)
                     Common Stock, Par Value $.001 Per Share
           (including the associated rights to purchase common stock)
                         (Title of Class of Securities)
                                   127382-10-9
                      (CUSIP Number of Class of Securities)
                              --------------------
                            William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                         United Technologies Corporation
                               One Financial Plaza
                                Hartford CT 06101
                                 (860) 728-7000
  (Name, Address and Telephone Number of Persons authorized to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                              Christopher E. Austin
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                              --------------------

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


-----------------------------
   CUSIP No. 127382-10-9
-----------------------------

------- ------------------------------------------------------------------------
    1.  Name of Reporting Person
        S.S. or I.R.S. Identification No. of Person Above
        Sphere Corporation
------- ------------------------------------------------------------------------
    2.  Check the Appropriate Box if a member of a Group  (a) |_|
                                                          (b) |_|
------- ------------------------------------------------------------------------
    3.  SEC Use Only
------- ------------------------------------------------------------------------
    4.  Sources of Funds
        AF
------- ------------------------------------------------------------------------
    5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(e) or 2(f)                                    |_|
------- ------------------------------------------------------------------------
    6.  Citizenship or Place of Organization
        Wisconsin
------- ------------------------------------------------------------------------
    7.  Aggregate Amount Beneficially Owned by Each Reporting Person
        6,088,723*
------- ------------------------------------------------------------------------
    8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                               |_|
------- ------------------------------------------------------------------------
    9.  Percent of Class Represented by Amount in Row (7)
        Approximately 26.5%
------- ------------------------------------------------------------------------
   10.  Type of Reporting Person
        CO
------- ------------------------------------------------------------------------

---------
* On October 21, 1999, Sphere Corporation ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into a Shareholder Option Agreement with certain shareholders (the "Shareholders") of Cade Industries, Inc., a Wisconsin corporation (the "Company"), who, in the aggregate, own 6,088,723 shares of the common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (the "Shares"). Pursuant to the Shareholder Option Agreement the Shareholders have agreed to (i) tender in the Offer and not withdraw all the Shares owned by the Shareholders, (ii) grant Purchaser an option to purchase their Shares at an exercise price of $5.05 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement and (iii) grant Purchaser the power to direct the vote of the Shares and irrevocably grant to and appoint Purchaser proxy and attorney in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreement is described in Section 11 of the Offer to Purchase dated as of October 21, 1999 filed as Exhibit (a)(1) to this Schedule 14D-1.

-----------------------------
   CUSIP No. 127382-10-9
-----------------------------

------- ------------------------------------------------------------------------
    1.  Name of Reporting Person
        S.S. or I.R.S. Identification No. of Person Above
        United Technologies Corporation
------- ------------------------------------------------------------------------
    2.  Check the Appropriate Box if a member of a Group    (a) |_|
                                                            (b) |_|

------- ------------------------------------------------------------------------
    3.  SEC Use Only
------- ------------------------------------------------------------------------
    4.  Sources of Funds
        WC
------- ------------------------------------------------------------------------
    5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(e) or 2(f)                                      |_|
------- ------------------------------------------------------------------------
    6.  Citizenship or Place of Incorporation
        Delaware
------- ------------------------------------------------------------------------
    7.  Aggregate Amount Beneficially Owned by Each Reporting Person
        6,088,723*
------- ------------------------------------------------------------------------
    8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                 |_|
------- ------------------------------------------------------------------------
    9.  Percent of Class Represented by Amount in Row (7)
        Approximately 26.5%
------- ------------------------------------------------------------------------
   10.  Type of Reporting Person
        CO
------- ------------------------------------------------------------------------
---------

* On October 21, 1999, Sphere Corporation ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into a Shareholder Option Agreement with certain shareholders (the "Shareholders") of Cade Industries, Inc., a Wisconsin corporation (the "Company"), who, in the aggregate, own 6,088,723 shares of the common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (the "Shares"). Pursuant to the Shareholder Option Agreement the Shareholders have agreed to (i) tender in the Offer and not withdraw all the Shares owned by the Shareholders, (ii) grant Purchaser an option to purchase their Shares at an exercise price of $5.05 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement and (iii) grant Purchaser the power to direct the vote of the Shares and irrevocably grant to and appoint Purchaser proxy and attorney in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreement is described in Section 11 of the Offer to Purchase dated as of October 21, 1999 filed as Exhibit (a)(1) to this Schedule 14D-1. Because Parent owns all of the capital stock of Purchaser, Parent may be deemed to beneficially own the Shares subject to the Shareholder Option Agreement.

     This Amendment No. 3 amends and supplements the joint Tender Offer Statement on Schedule 14D-1 (as amended and supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission on October 21, 1999, as previously amended by Amendment No. 1 on November 4, 1999 and by Amendment No. 2 on November 22, 1999 by United Technologies Corporation, a Delaware corporation ("Parent") and by Sphere Corporation, a Wisconsin corporation ("Purchaser") and a wholly owned subsidiary of Parent, to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Cade Industries, Inc., a Wisconsin corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of August 4, 1998, as amended as of October 21, 1999, between the Company and Firstar Bank Milwaukee, N.A. (formerly named Firstar Trust Company), as Rights Agent (the Common Stock and the Rights together, the "Shares") at $5.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 21, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

     This Amendment also constitutes an amendment to the Statement on Schedule 13D with respect to the beneficial ownership of Shares which has previously been filed by Parent and Purchaser.

Item 6.  Interest in Securities of the Subject Company.

     Item 6(a)-(b) is hereby amended and supplemented by adding the following paragraph:

     On December 2, 1999, Mr. Louis Chenevert, President, Pratt & Whitney, advised Parent and Purchaser that in early October, 1999 2,500 Shares (representing approximately 1/100th of one percent of the outstanding Shares) were purchased on his behalf on the Nasdaq/NMS, all of which Shares he still beneficially owns.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     Item 7 is hereby amended and supplemented by adding the following sentence:

     In addition, reference is hereby made to the disclosure set forth under
Item 6 above.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 1999


                                 UNITED TECHNOLOGIES CORPORATION


                                 By: /s/ William H. Trachsel
                                     ------------------------
                                     Name:   William H. Trachsel
                                     Title:  Senior Vice President,
                                             General Counsel and Secretary


                                 SPHERE CORPORATION


                                 By: /s/ Lawrence V. Mowell
                                     ----------------------
                                     Name:   Lawrence V. Mowell
                                     Title:  Secretary and Director